GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
3340 Peachtree Road, Suite 1910
Atlanta, Georgia 30326
April 8, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Tom Kluck

Re:	GreenHaven Continuous Commodity Index Fund on Form S-1 (File No. 333-158421)
Ladies and Gentlemen:
Reference is made to the Registration Statement on Form S-1 (File No. 333-158421), filed by GreenHaven Continuous Commodity Index Fund and GreenHaven Continuous Commodity Index Master Fund with the Securities and Exchange Commission under Rule 415 of the Securities Act of 1933 (the “Act”) on April 6, 2008 (the “Registration Statement”). The Registration Statement relates to the proposed offering and sale from time to time of Common Units of Beneficial Interest at an indeterminate aggregate public offering price not to exceed $500,000,000. Pursuant to Rule 473(c) of the Act, the following delaying amendment prescribed by Rule 473(a) of the Act is herby amended to incorporate onto the cover page of the Registration Statement immediately following the calculation of the registration fee table:
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
If you have any further questions or require additional information, please do not hesitate to contact me at (404) 239-7938.
Thank you for your courtesy and cooperation.

Very truly yours, GREENHAVEN CONTINUOUS COMMODITY INDEX FUND
By:	/s/ Thomas J. Fernandes III,
Thomas J. Fernandes III,
Management Director, Chief Financial Officer and Secretary